CANADA GOOSE HOLDINGS INC.
FORM OF OPTION AGREEMENT
This option agreement (this "Option Agreement") evidences an award of Options granted by Canada Goose Holdings Inc. (the "Corporation") to the undersigned (the "Participant") pursuant to and subject to the terms and conditions of the Canada Goose Holdings Inc. Omnibus Incentive Plan (the "Plan"), which is incorporated herein by reference and forms an integral part of this Option Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan. Certain provisions of the Plan are reproduced or summarized herein for your convenience; however, this Option Agreement is not comprehensive.
Section 1.1    Grant of Options

(1)	The Corporation confirms that the Participant has been granted Options under the Plan on the following basis, subject to the terms and conditions of the Plan:

Date of Grant	●
Number of Options	●
Option Price (C$)	●
Vesting Schedule (including Performance Criteria)	●
Option Term	●
Type of Options (U.S. Participant)	●

(2)
Attached hereto and forming an integral part of this Option Agreement as Schedule A is a Form of Election to Exercise that the Participant may use to exercise any of his or her Options in accordance with the Plan at any time and from time to time prior to the expiry of the Option Term of such Options, subject to any vesting or other applicable conditions. Such notice shall be delivered at the Corporation's registered office to the attention of the Corporate Secretary of the Corporation or any other individual that the Corporate Secretary of the Corporation may from time to time designate and shall be accompanied by payment in full of the aggregate Option Price, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Corporation. For greater certainty, the aggregate Option Price may not be satisfied by the Participant through the delivery to the Corporation of previously acquired Shares owned by such Participant.

(3)
If the Participant has executed and become a party to a non-competition or a non-solicitation agreement with the Corporation or any of its Subsidiaries, the Participant's rights hereunder shall be subject to the restrictive covenants and other provisions contained in that agreement. Where the Participant is determined by the Board in its sole and absolute discretion to have breached any such restrictive covenant, all outstanding Options shall terminate and be forfeited immediately; provided, however, that the foregoing will not limit the application of the provisions contained in the Plan and in this Option Agreement.

(4)
Any exercise of Options by the Participant shall be made in accordance with the Corporation's insider trading policy. Should the expiry date of any Option Term fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-

Out Period, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiry date for such Options for all purposes under the Plan.

(5)
The Participant shall not be permitted to satisfy any portion of any applicable withholding or other taxes and source deductions by delivering to the Corporation previously acquired Shares owned by such Participant, and the Corporation shall not be entitled to reduce the number of Shares to which a Participant is entitled upon the exercise of the Option under the Plan to satisfy any applicable withholding or other taxes and source deductions unless the Participant has provided, or is deemed to have provided, such instructions to the Corporation.

Section 1.2    Transferrable Option
Each Option granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.
Section 1.3    Additional Considerations Applicable to Swiss Employees
The Shares and other instruments of the Plan may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland.
Neither this Plan nor any other material relating to the Plan and the Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland or a simplified prospectus or a prospectus as such term is defined in the Swiss Collective Investment Scheme Act, and neither this Plan nor any other material relating to the Plan may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this Plan nor any other material relating to the Plan, nor the Corporation nor the Shares or any instruments covered by the Plan have been or will be filed with or approved by any Swiss regulatory authority. The instruments covered by the Plan are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the instruments covered by the Plan will not benefit from protection or supervision by such authority.
Section 1.4    Acknowledgments
By accepting this Option Agreement, the Participant represents, warrants and acknowledges that (i) he or she has read and understands the Plan and agrees to the terms and conditions thereof and of this Option Agreement; (ii) his or her participation in the trade and acceptance of the Options is voluntary; (iii) he or she has not been induced to participate in the Plan by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable, with the Corporation or its Affiliates; and

(iv) neither the Participant nor the Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by the Participant's Options by reason of the grant of such Options until such Options has been duly exercised and Shares have been issued in respect thereof. By accepting this Option Agreement, the Participant agrees that the Plan, this Option Agreement as well as any notice, document or instrument relating thereto be drawn up in English only. Par l’acceptation de ce contrat, le participant reconnait avoir convenu que le régime incitatif de la société, ce contrat, ainsi que tout autre avis, acte ou document s'y rattachant soient rédigés en anglais seulement.
Section 1.5    Governing Law
This Option Agreement and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
Section 1.6    Counterparts
This Option Agreement may be executed and delivered in any number of counterparts (including by facsimile, email or other electronic means), each of which is deemed to be an original, and such counterparts together constitute one and the same agreement.
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Accepted and agreed to this          day of                     , 20     .

Corporation:	CANADA GOOSE HOLDINGS INC.
By:___________________________
Name:
Title:

Participant:	__________________________________
Signature of Participant

__________________________________
Name of Participant (Please Print)
Address:
__________________________________
__________________________________
__________________________________
__________________________________

SCHEDULE A
FORM OF ELECTION TO EXERCISE OPTIONS
TO:    CANADA GOOSE HOLDINGS INC. (the "Corporation")
I, the undersigned option holder, hereby irrevocably elect to exercise Options granted by the Corporation to me pursuant to an Option Agreement dated ______________________, 20___ under Canada Goose Holdings Inc. Omnibus Incentive Plan (the "Plan"), for the number of Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.
I hereby elect to surrender my Options, in whole or in part, in accordance with Section 4.6 of the Plan:

Number of Shares to be Acquired:	_____________________________
Option Price (per Share):	$_____________________________
Aggregate Option Price:	$_____________________________
Amount Enclosed:	$_____________________________
and hereby tender a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate exercise price, and, if applicable, all source deductions, and direct such Shares to be registered in the name of:

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.
DATED this          day of                     , 20     .

Signature of Option holder

Name of Option holder (Please Print)